UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. _ )*

                               Active Power, Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    00504W100

                                 (CUSIP Number)

                                October 29, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13G

CUSIP No.  00504W100

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           1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                Impax Asset Management Ltd


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           2.   Check the Appropriate Box if a Member of a Group (see
                Instructions)
                (a)
                (b) x

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           3.   SEC Use Only  _______________________________________________

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           4.   Citizenship or Place of Organization
                United Kingdom


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                      5.   Sole Voting Power 3,678,069.00

Number of Shares      ----------------------------------------------------------
Beneficially Owned
by Each Reporting     6.   Shared Voting Power   ______-0-______
Person With
                      ----------------------------------------------------------

                      7.   Sole Dispositive Power 3,678,069.00

                      ----------------------------------------------------------

                      8.   Shared Dispositive Power   ______-0-______

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           9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
                3,678,069.00

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           10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                (See Instructions) N/A

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           11.  Percent of Class Represented by Amount in Row (9)        6.093%
                                                                         ----

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           12.  Type of Reporting Person (See Instructions)
                IA.



                                  SCHEDULE 13G

Item 1(a)          Name of Issuer:

                      Active Power, Inc.

Item 1(b)          Address of Issuer's Principal Executive Offices:

                      2128 West Braker Lane
                      BK12
                      Austin, TX 78758
                      United States

Item 2(a)          Name of Person Filing:

                   Impax Asset Management Ltd.


Item 2(b)          Address of Principal Business Office:
                   Broughton House, 6 - 8 Sackville Street
                   London W1S 3DG
                   United Kingdom



Item 2(c)          Citizenship:

                   United Kingdom


Item 2(d)          Title of Class of Securities:

                   Common Stock, $.001 par value per share

Item 2(e)          CUSIP Number:

                   00504W100

Item 3.
                   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                   a. [ ] Broker or dealer registered under
                          Section 15 of the Act.


                   b. [ ] Bank as defined in Section 3(a)(6) of the Act.


                   c. [ ] Insurance company as defined in Section 3(a)(19)
                          of the Act.


                   d. [ ] Investment company registered under Section 8 of
                          the Investment Company Act of 1940.


                   e. [x] An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);


                   f. [ ] An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);


                   g. [ ] A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);


                   h. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


                   i. [ ] A church plan that is excluded from the definition
                          of an investment company under section 3(c)(14) of the Investment Company Act of 1940;


                   j. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



Item 4             Ownership:


                   Aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                   Amount beneficially owned:   3,678,069.00


                   Percent of class  6.093%


                   Number of shares as to which such person has:


                        Sole power to vote or to direct the vote
                        3,678,069.00


                        Shared power to vote or to direct the vote
                        -0-


                        Sole power to dispose or to direct the disposition of 3,678,069.00


                        Shared power to dispose or to direct the disposition of -0-



Item 5             Ownership of Five Percent or Less of a Class:

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6             Ownership of More than Five Percent on Behalf of Another
                   Person:

                   N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the Parent Holding
                   Company:

                   N/A

Item 8             Identification and Classification of Members of the Group:

                   N/A

Item 9             Notice of Dissolution of a Group:

                   N/A

Item 10            Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                   Signature:

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        05/30/2008
                                        Date

                                        Impax Asset Management Ltd.


                                        By: /s/ Bruce Jenkyn-Jones
                                            ------------------------------------
                                            Bruce Jenkyn-Jones
                                            Director of Investments